82-34631

JCDecaux




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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
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Neuilly-sur-Seine, 16th June 2005

SUPPL

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A press release in relation to the acquisition of 98,36% of the shares of MediaNation Inc. (Hong Kong), JCDecaux being now the number one outdoor advertising company in China.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

PROCESSED
JUN 21 2005
THOMSON
FINANCIAL

Enc.

FILE 82-5247

JCDecaux

Out of Home Media

JCDecaux: Number one outdoor advertising company in China

Paris, 15 June 2005 - JCDecaux SA (Euronext Paris : DEC), the number one outdoor advertising company in Europe and number two worldwide, announced today that at the close of business on Friday, 10 June 2005, it had acquired 98.36% of the shares in MediaNation Inc., following its general offer. JCDecaux acquired a 79.67% stake in MediaNation Inc., a company listed on the Growth Enterprise Market ("**GEM**") of the Hong Kong Stock Exchange ("**Exchange**") from its main shareholders at the end of April. Minority shareholders holding the remaining stake in MediaNation may still tender to JCDecaux's general offer until 24 June 2005. After completion of the general offer, it is JCDecaux's intention to proceed with a compulsory purchase of the remaining shares, if any, and to apply for a withdrawal of MediaNation's listing on the Exchange. The acquisition price for 79.67% is HK$405.2 million (€39.7 million); HK$0.282 per share. The general offer is also made at HK$0.282 per share.

MediaNation Inc. operates advertising services for the Beijing metro network and two lines of the Shanghai metro. It is also the leading supplier of advertising services on the bus network in the People's Republic of China (15 cities) and holds a contract for the installation and advertising on 1,000 newspaper kiosks in Shanghai. In 2004, MediaNation Inc reported revenues of HK$439.6 million (€43.1 million), up 17% compared to 2003.

Jean-Charles Decaux, Co-CEO of JCDecaux, stated: *"The successful general offer for MediaNation strengthens our position in China and will allow us to accelerate our growth in the Chinese market, which is one of the most dynamic in the world. Together with our other important contracts in the region, we are now the number one outdoor advertising company in China".*

Key Information on the Group

- *2004 revenues: €1,627.3 million ; Q1 2005 revenues : €379.7 million*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (311,000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (208,000 faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *716,000 advertising faces in 45 countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *7,500 employees*

Press Relations
Agathe Albertini
Tel : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr